UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: November 1, 2004	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

2

Press Release

Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

SECOND QUARTER ENDED SEPTEMBER 30, 2004

Belize City, Belize, October 29, 2004 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $343.7m (2003 — $305.7m) and income from continuing operations of $10.2m (2003 — $8.1m) for the quarter ended September 30, 2004, the second quarter of fiscal 2005. Earnings per share from continuing operations for the quarter ended September 30, 2004 was $0.17 (2003 — $0.14).

For the six months ended September 30, 2004, revenue was $681.5m (2003 — $582.7m) and income from continuing operations was $20.5m (2003 — $16.7m). Earnings per share from continuing operations for the six months ended September 30, 2004 was $0.34 (2003 — $0.28).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource continues the year with a solid second quarter and again met expectations. Although US market conditions remain challenging for service providers, focused customer retention programs, on-going emphasis on efficiencies and cost reductions are driving performance.

“UK Facilities Services produced good revenue growth during the quarter, principally fueled by growth in the retail sector with key clients. Retail merchandising continues to expand beyond the DIY market.

“We are pleased with the measured progress in both revenue and operating income in Facilities Services in both the US and the UK.

“Staffing Services experienced improved market conditions during the quarter and is seeing some improved activity levels, particularly in permanent placements. Gross margin pressure remains apparent across all our sectors.”

Second Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $238.5m for the quarter ended September 30, 2004 (2003 — $224.7m). Operating income for the quarter ended September 30, 2004 amounted to $2.5m (2003 — $1.7m). Operating income for the six months ended September 30, 2004 amounted to $4.7m (2003 — $3.5m) on revenues of $470.7m (2003 — $449.0m).

OneSource met earnings expectations for the second quarter of the fiscal year. Revenue growth was achieved through continued emphasis on strategic account sales and strong customer retention programs. Improving operating efficiencies and productivity in all areas, together with targeted cost reductions, remain top priorities.

The commercial real estate and related markets continue to forecast more favorable market conditions; however improvements are expected to be gradual. OneSource won over 40 contracts during the second quarter but continues to experience some delays in contract award decisions.

UK Facilities Services also met expectations and achieved revenue growth in cleaning and merchandising services, primarily in the Retail sector. Continued expansion of retail merchandising operations, within and beyond the DIY environment, has positioned the business for future development. The Security sector continues to experience margin pressure, in part due to increased costs resulting from the impact of new licensing regulations. Management remains focused on cost control and efficiency.

Staffing Services

Carlisle Staffing Services reported revenue of $105.2m (2003 — $81.0m) for the quarter ended September 30, 2004. Operating income for the quarter ended September 30, 2004 was $1.3m (2003 — $nil). Operating income for the six months ended September 30, 2004 amounted to $2.9m (2003 — $1.3m) on revenues of $210.8m (2003 — $133.7m).

Revenue in the current six month period was impacted by a full six month contribution from Professional Staff compared with only a three month contribution in the prior six month period (see notes to consolidated income statements). Revenue also benefited from stronger permanent placement activity than has been seen in the UK for some time. Underlying revenue growth is a clear trend in both the quarter and year to date, tempered by gross margin pressure in all Staffing sectors, but particularly in the UK technology sector. Efforts to combat this pressure involve a range of market-focused growth plans supported by productivity improvements, cost controls and investments in improving staff retention.

Highlights of the quarter include continuing momentum in the Science markets, where a previously announced clinical trials contract is being implemented, as well as the Office Staffing market which is benefiting from managed resourcing contracts.

The overall Staffing business is well positioned across a broad range of markets, several of which are seeing increased activity levels. Management’s concentration is on investing in growth opportunities while building on current capacity and further improving productivity.

Financial Services

Financial Services reported another good performance for the quarter ended September 30, 2004. Operating income increased by 4.2% to $7.4m (2003 — $7.1m). For the six month period, operating income increased by 3.5% to $14.7m (2003 — $14.2m). The results reflect a 2.6% increase in net interest income, driven by an 18.2% increase in the average loan portfolio, offset by reduced margins.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 80 locations with a weekly temporary/contractor base of over 9,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
770-308-5566	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended September 30, 2004	3 months ended September 30, 2003	6 months ended September 30, 2004	6 months ended September 30, 2003
Net sales
Facilities Services	238.5	224.7	470.7	449.0
Staffing Services	105.2	81.0	210.8	133.7

Total net sales	343.7	305.7	681.5	582.7

Operating income
Facilities Services	2.5	1.7	4.7	3.5
Staffing Services	1.3	—	2.9	1.3
Financial Services	7.4	7.1	14.7	14.2
Corporate overheads	(1.2)	(1.1)	(2.3)	(2.2)

Total operating income	10.0	7.7	20.0	16.8

Associates	1.3	1.1	2.5	2.2
Net interest expense	(0.5)	(0.9)	(0.8)	(1.9)

Income before income taxes	10.8	7.9	21.7	17.1
Income taxes	(0.1)	0.2	(0.4)	(0.2)

Income after income taxes	10.7	8.1	21.3	16.9
Minority interests	(0.5)	—	(0.8)	(0.2)

Income from continuing operations	10.2	8.1	20.5	16.7
Income from discontinued operations	—	1.4	—	2.8

Net income	10.2	9.5	20.5	19.5

Earnings per ordinary share:

Basic and diluted:

Continuing operations	$0.17	$0.14	$0.34	$0.28
Discontinued operations	—	$0.02	—	$0.05
Net income	$0.17	$0.16	$0.34	$0.33

Number of shares – diluted	60.9m	60.5m	60.9m	60.0m
Number of shares – basic	60.4m	60.0m	60.3m	59.7mn

Notes:

In April 2004, the Company acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”). Ohsea is a holding company, incorporated in the United Kingdom, whose principle asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services principally to the Scientific and Telecoms/Technology markets.

The acquisition of Ohsea has been accounted for using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder in both the Company and Ohsea. This method of pooling of interests requires that the consolidated financial statements of Ohsea are pooled with those of the Company for all accounting periods reported, with a minority interest elimination for all periods where a non-controlling minority interest existed in the share capital of Ohsea. Ohsea acquired Professional Staff effective July 1, 2003 and consequently the consolidated statements of income of the Company include 100% of the results of Ohsea (together with an elimination of the appropriate minority interest) for the six month period ended September 30, 2004 and for the three month period ended September 30, 2003.

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